Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

September 17, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:

Ms. Laura Hatch

The Huntington Funds

SEC File No. 811-05010

Dear Ms. Hatch:

Below please find our responses to your comments with respect to the Securities and Exchange Commission’s review of the Registrant’s Form N-CSR for the period ending December 31, 2013.

Comment:        Please update the Edgar designation from “active” to “inactive” for Funds no longer in existence.

Response:        The appropriate updates were made by the Registrant effective September 4, 2014, upon completion of the Registrant’s Form N-PX filing.

Comment:        Please change the Principal Investment Strategy of the Huntington Dividend Capture Fund to invest at least 80% of its assets in dividend-paying stocks to comply with Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response:        The requested change will be made and reflected in the Huntington Dividend Capture Fund and Huntington VA Dividend Capture Fund’s next annual update.

Comment:        In the Disciplined Equity Option Table in the N-CSR filing for the period ending December 31, 2013, the Expiration Date of options contracts was omitted from the filing. Please provide the omitted information.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response:        The omission of the expiration dates in the options disclosure was a typographical error during the production of this chart. The June 30, 2014 semiannual report that has been filed and mailed includes this information.

Comment:        Please confirm if the Huntington Real Strategies Fund complies with the limitation of no more than 15% investment in illiquid securities under the 1940 Act or if the Fund follows a more stringent limit.

Response:        The Huntington Real Strategies Fund follows the limitation of no more than 15% investment in illiquid securities under the 1940 Act.

Comment:        In the tables denoting tax characteristics of distributions paid in the Notes to Financial Statements in the N-CSR filing for the period ending December 31, 2013, there is a reference to “taxable over-distribution” with an amount reported in that column for the Huntington Disciplined Equity Fund. Please provide additional explanation regarding the reference to taxable over-distribution and the corresponding amount reported for the Fund.

Response:        In order to comply with the Internal Revenue Code’s regulations related to distributions, the Fund had a requirement to distribute $913,929 during the fiscal year ended December 31, 2013. The ultimate distribution on a tax basis was $920,486, resulting in an over-distribution of $6,557. In order to evaluate the tax character of the excess distribution, a simultaneous calculation was performed to compare the net investment income of the Fund (on a book basis) to the actual distribution to determine if there was sufficient net investment income to support the distribution made. In this case, the Fund’s net investment income on a book basis was greater than actual distribution. Since the amount of net investment income (book basis) is greater than the amount of the distribution made, it is treated as a taxable over-distribution, rather than a return of capital. Thus the full amount of the actual distribution was used to calculate the taxable income reported to shareholders on their Form 1099-DIV for the year ended December 31, 2013.

The Registrant acknowledges that:

1)        it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)        staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)        the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

Copy to:	Mr. Martin Dean, Chief Compliance Officer
Mr. R. Jeffrey Young, Chief Executive Officer
Mr. Bryan W. Ashmus, Treasurer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.